For Immediate Release

Investor Relations: F. Barry Bilson
(410) 539-0000
Media: Mary Athridge
(410) 454-4421

LEGG MASON REPORTS RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2009

-- Assets Under Management of $842 Billion down 8.8% versus prior quarter --

Baltimore, Maryland – October 29, 2008 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second quarter of fiscal year 2009, which ended September 30, 2008. For the quarter, revenues were $966 million, down 18% from $1.17 billion in the second quarter of fiscal 2008. The Company reported a net loss of $103.8 million, or $0.74 per diluted share, compared to net income of $177.5 million, or $1.23 per diluted share, in the second quarter of fiscal 2008 and compared to a net loss of $31.3 million, or $0.22 per diluted share, in the quarter ended June 30, 2008.

The second quarter net loss resulted primarily from charges arising from support for money market funds (after tax and operating expense adjustments) totaling $191.1 million, or $1.35 per diluted share, reflecting the extreme dislocation in the liquidity markets. Market conditions also resulted in pre-tax non-operating losses of $38.6 million, including mark-to-market charges of $23 million on deferred compensation investments, which is largely offset in compensation and benefits expenses, and $19 million on investment seed capital.

Cash income, as adjusted for the charges resulting from money market fund support (please refer to page 4), was $137.2 million for the quarter, or $0.97 per diluted share, down 41% and 39%, respectively, from cash income, as adjusted, of $231.8 million, or $1.60 per diluted share, in the second quarter of fiscal 2008.

Assets Under Management ("AUM") were $841.9 billion, down 9% from $922.8 billion at June 30, 2008, principally reflecting market declines, as well as net client outflows and exchange rate impact from the strengthening dollar. AUM were down 17% from $1.012 trillion at September 30, 2007.

Comments on the Second Quarter of Fiscal Year 2009

Mark R. Fetting, President and Chief Executive Officer, said "While this has been a challenging quarter for all financial services companies, including Legg Mason, I have never been more convinced that we have the right model and strategy to take this company to the next level.

"As evidence of this, our AUM decrease for the quarter was less than many of our competitors, with fully 75% due to market depreciation. Excluding our support for SIVs, we were solidly profitable for the quarter. In spite of significant market turmoil, our total outflows were similar to the level in the June quarter. Unlike several of our competitors, our liquidity funds had net inflows for the quarter. We believe that this is due in large measure to the confidence earned by our ongoing support of our shareholders through these tough times.

"We continued to support our money market fund shareholders through our financial support of SIVs held in our funds. It is important to note, however, that the funds' exposure to SIVs declined from 2.4% to 1.8% of our total liquidity assets during the quarter. We have thoroughly analyzed these positions down to the individual security level during the quarter. As the credit markets begin to ease, as a result of various actions in the market, we now believe we have a number of options to ultimately resolve these issues as appropriate. We are pursuing them with vigor.

"I am most excited, however, because we now have our complete executive leadership team in place, following the appointments this quarter of Joseph A. Sullivan as Chief Administrative Officer and David R. Odenath as Head of the Americas. They join Peter L. Bain, Head of Strategy and Affiliate Management, Charles J. Daley Jr., Chief Financial Officer, and Ronald R. Dewhurst, Head of International Asset Management. I now have a highly seasoned team that will move the Company forward on a global basis.

"As a team we are not satisfied with where we are. Over the quarter we have worked very hard to sharpen our strategy to become the pre-eminent global asset manager. We believe that the three pillars to support that outcome are: 1) superior investment performance over the long term; 2) world-class distribution capability here and abroad; 3) appropriate level of corporate services to achieve these goals in as efficient a manner as possible.

"While we are not satisfied with where we are, we have solid plans in place to drive our three strategies forward. Immediately, we have identified significant cost savings that will be implemented between now and fiscal year end that will make us leaner and meaner. As we have stated, our model, unlike others, automatically provides for reduced costs in periods of lower revenue. But that is just the beginning. We will not rest until we achieve all of our stated objectives."

Assets Under Management Decreased to $842 Billion

AUM decreased to $841.9 billion at September 30, 2008, down $80.9 billion, or 9%, from $922.8 billion at June 30, 2008, and down $169.7 billion, or 17%, from September 30, 2007. In the second quarter of fiscal 2009, net client cash outflows were $20.0 billion. Equity outflows were approximately $9 billion and fixed income outflows were approximately $12 billion, while liquidity inflows were approximately $1 billion in the quarter.

Average AUM during the quarter were $898 billion, compared to $949 billion in the first quarter of fiscal 2009 and $995 billion in the second quarter of fiscal 2008. At September 30, 2008, equity products represented 25% of AUM, fixed income represented 54% and liquidity represented 21%. By business division, 53% of total AUM were in Institutional, 41% in Managed Investments and 6% in Wealth Management. Assets managed for non-U.S. domiciled clients represented 35% of total AUM at September 30, 2008.

Comparison to the Second Quarter of Fiscal Year 2008

Revenues decreased 18% from the prior year quarter, reflecting a decline in fees earned on lower average assets under management and lower performance fees. Operating expenses decreased by 17% from the prior year quarter, primarily due to lower compensation and benefits, as well as lower distribution and servicing costs, driven by lower levels of AUM. Other non-operating expenses in the second quarter of fiscal 2009 were $380.0 million, including $324.6 million of losses related to the Company's money market fund support; there were no comparable losses in the prior year quarter.

For the quarter, the Company incurred a net loss of $103.8 million, or $0.74 per diluted share, down from net income of $177.5 million, or $1.23 per diluted share. The net charge in the quarter for money market fund support was $191.1 million, or $1.35 per diluted share. There was a cash loss (please refer to page 4) of $54.0 million, or $0.38 per diluted share, compared to cash income of $231.8 million, or $1.60 per diluted share, in the second quarter of fiscal 2008. Cash income, as adjusted, was $137.2 million, or $0.97 per diluted share, compared to cash income, as adjusted, of $231.8 million, or $1.60 per diluted share, in the second quarter of fiscal 2008.

The pre-tax profit margin decreased to (16.5%) from 24.2% in the second quarter of fiscal 2008. The pre-tax profit margin, as adjusted, was 21.8% (please refer to page 6), down from 33.4% in the prior year quarter.

Consolidated Results for the Fiscal Year to Date 2009

Total revenues for the first six months of fiscal 2009 were $2.02 billion, down from $2.38 billion during the prior period ended September 30, 2007, reflecting a decrease of 7% in average AUM, as well as a $65.1 million decrease in performance fees. Operating expenses decreased to $1.57 billion from $1.81 billion, primarily due to decreased compensation and benefits and distribution and servicing expenses. Other non-operating expenses were $658.9 million, including $591.5 million of losses related to the Company's money market fund support; there were no comparable losses in the prior year period. The Company reported a net loss of $135.0 million, or $0.96 per diluted share, a decrease from net income of $368.5 million, or $2.55 per diluted share, for the prior year period. The cash loss was $45.9 million, or $0.33 per diluted share, compared to cash income of $470.6 million, or $3.25 per diluted share, in the prior year period. Cash income, as adjusted, was $300.6 million, or $2.12 per diluted share, down from $470.6 million, or $3.25 per diluted share, for the prior year period.

The pre-tax profit margin for the first six months was (10.4%) versus 24.8% for the six months ended September 30, 2007. The pre-tax profit margin, as adjusted, was 24.5%, down from 34.0% for the prior year period.

Comparison to the First Quarter of Fiscal Year 2009

Revenues of $966.1 million decreased 8% from $1.05 billion in the quarter ended June 30, 2008. Operating expenses decreased to $745.9 million compared to $825.1 million in the prior quarter, due to lower compensation and benefits and distribution and servicing expenses. Compensation and benefits expenses linked to revenue sharing agreements decreased by $28.8 million in the quarter, reflecting the variable aspect of our multi-manager business model. The net loss of $103.8 million in the quarter, or $0.74 per diluted share, compared to a net loss of $31.3 million, or $0.22 per diluted share, in the prior quarter, primarily reflecting an increase in net charges on money market fund support.

There was a cash loss of $54.0 million, or $0.38 per diluted share, compared to cash income of $8.0 million, or $0.06 per diluted share, in the first quarter of fiscal 2009. Cash income, as adjusted, was $137.2 million, or $0.97 per diluted share, as compared to $163.5 million, or $1.15 per diluted share, in the first quarter of fiscal 2009.

The pre-tax profit margin was (16.5%), compared to (4.7%) in the prior quarter. The pre-tax profit margin, as adjusted, was 21.8%, down from 27.1% in the prior quarter.

Business Developments

The Company continued to focus on business opportunities in global markets during the quarter:

- To serve its growing base of clients in Europe, the Middle East and Africa, Brandywine Global established a new operating unit based in London, England. Over 40% of assets managed by Brandywine are for non-U.S. domiciled clients.

- In order to take advantage of the distressed-investor selling among certain hedge funds affected by the global financial crisis, Permal announced the launch of Permal Hedge Fund Opportunities, a new offering which will make discounted secondary market investments into existing hedge funds, as distressed investors liquidate their positions.

- The Company also finalized the Legg Mason Global Equities Group, with the inclusion of the London-based affiliate Exemplia Emerging Markets and the Singapore-based affiliate Congruix Investment Management. Exemplia and Congruix were previously units of Legg Mason International Equities. Exemplia and Congruix join Global Currents, along with Legg Mason Australian Equities and Legg Mason managers based in Hong Kong, Brazil and Poland, as members of the Global Equities Group, representing approximately $18 billion in combined AUM. The Group consists of specialty firms, dedicated to the global equities asset class, that each pursue their own unique investment strategies but collectively benefit from the global scale of Legg Mason to expand their reach and to access new client opportunities.

Also, Legg Mason Investment Counsel (LMIC), our trust and advisory business, was ranked for the first time as one of the Top 30 Wealth Managers in Barron's annual survey. LMIC also opened two new offices in the Eastern U.S. to serve its growing clientele of high net worth investors looking for world-class asset management as well as the personalized service of the family office.

Balance Sheet

At September 30, 2008, Legg Mason's cash position, including cash equivalents and cash restricted for collateral purposes, was $3.1 billion, total debt was $3.5 billion and stockholders' equity was $6.4 billion. The ratio of total debt to total capital (total equity plus total debt) was 35%.

Use of Supplemental Data as Non-GAAP Performance Measures
Cash Income (Loss) and Cash Income, as Adjusted

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "cash income" and "cash income, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

We define "cash income" as net income (loss) plus amortization and deferred taxes related to intangible assets. We define "cash income, as adjusted" as cash income plus net money market fund support losses and impairment charges.

We believe that cash income and cash income, as adjusted, provide good representations of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions.

We also believe that cash income and cash income, as adjusted, are important metrics in estimating the value of an asset management business. These measures are provided in addition to net income, but are not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income and cash income, as adjusted, are not liquidity measures and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income and cash income, as adjusted, to be useful to investors because they are important metrics in measuring the economic performance of asset management companies, as indicators of value, and because they facilitate comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions.

In calculating cash income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill, we add them to net income in the calculation of cash income. In calculating cash income, as adjusted, we add net money market fund support losses and net impairment charges to cash income to reflect that these non-recurring charges distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions.

Should a disposition or impairment charge for indefinite-life intangibles or goodwill occur, its impact on cash income and cash income, as adjusted, may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor changes in indefinite-life intangible assets and goodwill and the related impact on cash income and cash income, as adjusted, to ensure appropriate explanations accompany such disclosures.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income or cash income, as adjusted because these charges are related to assets that will ultimately require replacement.

A reconciliation of net income (loss) to non-GAAP cash income (loss) and cash income, as adjusted, is presented on page 11.

Pre-Tax Profit Margin, As Adjusted for Distribution and Servicing Expense, Money Market Fund Support Losses and Impairment Charges

Legg Mason believes that pre-tax profit margin adjusted for distribution and servicing expense, money market fund support losses and impairment charges is a useful measure of our performance because it indicates what our margins would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, money market fund support losses and impairment charges that we do not consider part of our core business metrics, and thus it shows the effects of these items on our margins. This measure is provided in addition to the Company's pre-tax profit margin calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies. A reconciliation of consolidated pre-tax profit margin, as adjusted, to pre-tax profit margin under GAAP, is presented on page 13.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 10:00 a.m., E.D.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-261-7147 (or for international calls 1-703-639-1227) at least 10 minutes prior to the scheduled start to ensure connection.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-266-2081 (or for international calls 1-703-925-2533), access Pin Number 1296997, after completion of the call. Please note that the replay will be available beginning at 3:00 p.m., E.D.T. on Wednesday, October 29, 2008 and ending on November 12, 2008.

About Legg Mason

Legg Mason is a global asset management firm, with $842 billion in assets under management at September 30, 2008. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and it subsequent Reports on Form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			% Change			
	September 2008	June 2008	September 2007	September 2008 Compared to June 2008		September 2008 Compared to September 2007	
Operating Revenues:							
Investment advisory fees:							
Separate accounts	$ 283,116	$ 316,675	$ 376,003	(10.6)	%	(24.7)	%
Funds	540,829	569,558	590,746	(5.0)		(8.4)	
Performance fees	3,437	10,145	24,285	(66.1)		(85.8)	
Distribution and service fees	135,796	153,499	177,421	(11.5)		(23.5)	
Other	2,959	4,154	3,896	(28.8)		(24.1)	
Total operating revenues	966,137	1,054,031	1,172,351	(8.3)		(17.6)	
Operating Expenses:							
Compensation and benefits	322,183	377,668	430,231	(14.7)		(25.1)	
Distribution and servicing	278,969	307,873	321,108	(9.4)		(13.1)	
Communications and technology	49,085	50,286	47,747	(2.4)		2.8	
Occupancy	33,755	34,144	31,533	(1.1)		7.0	
Amortization of intangible assets	9,599	9,624	14,375	(0.3)		(33.2)	
Other	52,333	45,489	48,939	15.0		6.9	
Total operating expenses	745,924	825,084	893,933	(9.6)		(16.6)	
Operating Income	220,213	228,947	278,418	(3.8)		(20.9)	
Other Income (Expense)							
Interest income	21,025	23,268	18,154	(9.6)		15.8	
Interest expense	(37,768)	(36,611)	(16,627)	3.2		127.1	
Other	(363,288)	(265,566)	4,252	36.8		*n/m*	
Total other income (expense)	(380,031)	(278,909)	5,779	36.3		*n/m*	
Income (Loss) from Operations before Income Tax Provision (Benefit) and Minority Interests	(159,818)	(49,962)	284,197	219.9		*n/m*	
Income tax provision (benefit)	(55,813)	(18,735)	106,574	197.9		*n/m*	
Income (Loss) from Operations before Minority Interests	(104,005)	(31,227)	177,623	233.1		*n/m*	
Minority interests, net of tax	254	(46)	(159)	*n/m*		*n/m*	
Net Income (Loss)	$ (103,751)	$ (31,273)	$ 177,464	231.8		*n/m*	

n/m – not meaningful

[continued on next page]

7

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)
(continued)

	Quarters Ended			% Change	
	September 2008	June 2008	September 2007	September 2008 Compared to June 2008	September 2008 Compared to September 2007
Net income (loss) per share:					
Basic	$ (0.74)	$ (0.22)	$ 1.25	236.4 %	*n/m*
Diluted	$ (0.74)	$ (0.22)	$ 1.23	236.4	*n/m*
Weighted average number of shares outstanding:					
Basic	140,900	140,505	142,427		
Diluted[1]	140,900	140,505	144,627		

[1] Diluted shares are the same as basic shares for periods with a loss

n/m – not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)

	For the Six Months Ended		
	September 2008	September 2007	% Change
Operating Revenues:			
Investment advisory fees:			
Separate accounts	$ 599,791	$ 756,980	(20.8) %
Funds	1,110,387	1,168,031	(4.9)
Performance fees	13,582	78,634	(82.7)
Distribution and service fees	289,295	360,919	(19.8)
Other	7,113	13,755	(48.3)
Total operating revenues	2,020,168	2,378,319	(15.1)
Operating Expenses:			
Compensation and benefits	699,851	876,241	(20.1)
Distribution and servicing	586,842	642,614	(8.7)
Communications and technology	99,371	95,095	4.5
Occupancy	67,899	62,226	9.1
Amortization of intangible assets	19,223	29,430	(34.7)
Other	97,822	102,132	(4.2)
Total operating expenses	1,571,008	1,807,738	(13.1)
Operating Income	449,160	570,581	(21.3)
Other Income (Expense)			
Interest income	44,293	34,645	27.8
Interest expense	(74,379)	(33,771)	120.2
Other	(628,854)	18,312	*n/m*
Total other income (expense)	(658,940)	19,186	*n/m*
Income (Loss) from Operations before Income Tax Provision (Benefit) and Minority Interests	(209,780)	589,767	*n/m*
Income tax provision (benefit)	(74,548)	221,164	*n/m*
Income (Loss) from Operations before Minority Interests	(135,232)	368,603	*n/m*
Minority interests, net of tax	208	(124)	*n/m*
Net Income (Loss)	$ (135,024)	$ 368,479	*n/m*

n/m – not meaningful

[continued on next page]

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)
(continued)

	For the Six Months Ended		
	September 2008	September 2007	% Change
Net income (loss) per share:			
Basic	$ (0.96)	$ 2.59	n/m
Diluted	$ (0.96)	$ 2.55	n/m
Weighted average number of shares outstanding:			
Basic	140,573	142,255	
Diluted[1]	140,573	144,705	

[1] Diluted shares are the same as basic shares for periods with a loss

n/m – not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF NET INCOME (LOSS) TO CASH INCOME (LOSS),
AND CASH INCOME, AS ADJUSTED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			% Change			
	September 2008	June 2008	September 2007	September 2008 Compared to June 2008		September 2008 Compared to September 2007	
Net Income (Loss)	$ (103,751)	$ (31,273)	$ 177,464	231.8	%	*n/m*	%
Plus:							
Amortization of intangible assets	9,599	9,624	14,375	(0.3)		(33.2)	
Deferred income taxes on intangible assets	40,201	29,654	39,957	35.6		0.6	
Cash Income (Loss)	(53,951)	8,005	231,796	*n/m*		*n/m*	
Plus:							
Net money market fund support[1]	191,109	155,446	-	22.9		*n/m*	
Cash Income, as adjusted	$ 137,158	$ 163,451	$ 231,796	(16.1)		(40.8)	
Net Income (Loss) per Diluted Share	$ (0.74)	$ (0.22)	$ 1.23	236.4		*n/m*	
Plus:							
Amortization of intangible assets	0.07	0.07	0.10	-		(30.0)	
Deferred income taxes on intangible assets	0.29	0.21	0.27	38.1		7.4	
Cash Income (Loss) per Diluted Share	(0.38)	0.06	1.60	*n/m*		*n/m*	
Plus:							
Net money market fund support[1]	1.35	1.09	-	23.9		*n/m*	
Cash Income per Diluted Share, as adjusted	$ 0.97	$ 1.15	$ 1.60	(15.7)		(39.4)	

[1] Includes related adjustments to operating expenses and income tax benefits

n/m – not meaningful

11

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF NET INCOME (LOSS) TO CASH INCOME (LOSS),
AND CASH INCOME, AS ADJUSTED
(Amounts in thousands, except per share amounts)
(Unaudited)

	For the Six Months Ended		% Change	
	September 2008	September 2007		
Net Income (Loss)	$ (135,024)	$ 368,479	*n/m*	%
Plus:				
Amortization of intangible assets	19,223	29,430	(34.7)	
Deferred income taxes on intangible assets	69,855	72,740	(4.0)	
Cash Income (Loss)	(45,946)	470,649	*n/m*	
Plus:				
Net money market fund support[1]	346,555	-	*n/m*	
Cash Income, as adjusted	$ 300,609	$ 470,649	(36.1)	
Net Income (Loss) per Diluted Share	$ (0.96)	$ 2.55	*n/m*	
Plus:				
Amortization of intangible assets	0.14	0.20	(30.0)	
Deferred income taxes on intangible assets	0.49	0.50	(2.0)	
Cash Income (Loss) per Diluted Share	(0.33)	3.25	*n/m*	
Plus:				
Net money market fund support[1]	2.45	-	*n/m*	
Cash Income per Diluted Share, as adjusted	$ 2.12	$ 3.25	(34.8)	

[1] Includes related adjustments to operating expenses and income tax benefits

n/m – not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

PRE-TAX PROFIT MARGIN ADJUSTED FOR DISTRIBUTION
AND SERVICING EXPENSE AND MONEY MARKET FUND SUPPORT
(Amounts in thousands)
(Unaudited)

	Quarters Ended			% Change	
	September 2008	June 2008	September 2007	September 2008 Compared to June 2008	September 2008 Compared to September 2007
Operating Revenues, GAAP basis	$ 966,137	$ 1,054,031	$ 1,172,351	(8.3) %	(17.6) %
Less:					
Distribution and servicing expense	278,969	307,873	321,108	(9.4)	(13.1)
Operating Revenues, as adjusted	$ 687,168	$ 746,158	$ 851,243	(7.9)	(19.3)
Income (Loss) from Operations before Income Tax Provision (Benefit) and Minority Interests, GAAP Basis	$ (159,818)	$ (49,962)	$ 284,197	219.9	*n/m*
Plus:					
Net money market fund support[1]	309,639	251,856	-	22.9	*n/m*
Income from Operations before Income Tax Provision and Minority Interests, as adjusted	$ 149,821	$ 201,894	$ 284,197	(25.8)	(47.3)
Pre-tax profit margin, GAAP basis	(16.5) %	(4.7) %	24.2 %		
Pre-tax profit margin, as adjusted	21.8	27.1	33.4		

[1] Includes related adjustments to operating expenses

n/m- not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

PRE-TAX PROFIT MARGIN ADJUSTED FOR DISTRIBUTION
AND SERVICING EXPENSE AND MONEY MARKET FUND SUPPORT
(Amounts in thousands)
(Unaudited)

	For the Six Months Ended		
	September 2008	September 2007	% Change
Operating Revenues, GAAP basis	$ 2,020,168	$ 2,378,319	(15.1) %
Less:			
Distribution and servicing expense	586,842	642,614	(8.7)
Operating Revenues, as adjusted	$ 1,433,326	$ 1,735,705	(17.4)
Income (Loss) from Operations before Income Tax Provision (Benefit) and Minority Interests, GAAP Basis	$ (209,780)	$ 589,767	*n/m*
Plus:			
Net money market fund support[1]	561,495	-	*n/m*
Income from Operations before Income Tax Provision and Minority Interests, as adjusted	$ 351,715	$ 589,767	(40.4)
Pre-tax profit margin, GAAP basis	(10.4) %	24.8 %	
Pre-tax profit margin, as adjusted	24.5	34.0	

[1] Includes related adjustments to operating expenses

n/m- not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
ASSETS UNDER MANAGEMENT
(Amounts in billions)
(Unaudited)

	Quarters Ended								
	September 2008		June 2008		March 2008		December 2007		September 2007
By asset class:									
Equity	$	214.8	$	253.4	$	271.6	$	320.8	$	343.9
Fixed Income		451.8		493.4		508.2		514.5		506.0
Liquidity		175.3		176.0		170.3		163.2		161.7
Total	$	841.9	$	922.8	$	950.1	$	998.5	$	1,011.6
By asset class (average):									
Equity	$	239.9	$	270.9	$	292.5	$	335.6	$	341.6
Fixed Income		476.7		502.9		514.4		512.9		492.2
Liquidity		181.8		174.7		168.4		165.2		160.9
Total	$	898.4	$	948.5	$	975.3	$	1,013.7	$	994.7
By client domicile:									
US	$	549.1	$	604.6	$	622.7	$	661.0	$	675.7
Non-US		292.8		318.2		327.4		337.5		335.9
Total	$	841.9	$	922.8	$	950.1	$	998.5	$	1,011.6
By division:									
Managed Investments	$	346.4	$	371.6	$	376.6	$	398.8	$	411.4
Institutional		443.3		492.6		511.4		532.4		530.3
Wealth Management		52.2		58.6		62.1		67.3		69.9
Total	$	841.9	$	922.8	$	950.1	$	998.5	$	1,011.6

LEGG MASON, INC. AND SUBSIDIARIES
COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT
(Amounts in billions)
(Unaudited)

	Quarters Ended				
	September 2008	June 2008	March 2008	December 2007	September 2007
Beginning of period	$ 922.8	$ 950.1	$ 998.5	$ 1,011.6	$ 992.4
Net client cash flows	(20.0)	(18.4)	(19.2)	(9.1)	0.3
Market performance and other	(60.9)	(8.4)	(28.5)	(4.0)	18.9
Acquisitions (Dispositions), net	-	(0.5)	(0.7)	-	-
End of period	$ 841.9	$ 922.8	$ 950.1	$ 998.5	$ 1,011.6

BY DIVISION

	Quarters Ended				
Managed Investments	September 2008	June 2008	March 2008	December 2007	September 2007
Beginning of period	$ 371.6	$ 376.6	$ 398.8	$ 411.4	$ 414.2
Net client cash flows	(5.1)	(3.1)	(5.1)	(6.1)	(8.8)
Market performance and other	(20.1)	(1.4)	(16.4)	(6.5)	6.0
Acquisitions (Dispositions), net	-	(0.5)	(0.7)	-	-
End of period	$ 346.4	$ 371.6	$ 376.6	$ 398.8	$ 411.4
Institutional					
Beginning of period	$ 492.6	$ 511.4	$ 532.4	$ 530.3	$ 506.8
Net client cash flows	(12.9)	(12.7)	(11.7)	(0.2)	9.9
Market performance and other	(36.4)	(6.1)	(9.3)	2.3	13.6
Acquisitions (Dispositions), net	-	-	-	-	-
End of period	$ 443.3	$ 492.6	$ 511.4	$ 532.4	$ 530.3
Wealth Management					
Beginning of period	$ 58.6	$ 62.1	$ 67.3	$ 69.9	$ 71.4
Net client cash flows	(2.0)	(2.6)	(2.4)	(2.8)	(0.8)
Market performance and other	(4.4)	(0.9)	(2.8)	0.2	(0.7)
Acquisitions (Dispositions), net	-	-	-	-	-
End of period	$ 52.2	$ 58.6	$ 62.1	$ 67.3	$ 69.9

Note: Immaterial differences may result from the rounding of quarterly amounts.

LEGG MASON, INC. AND SUBSIDIARIES
COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT
(Amounts in billions)
(Unaudited)

	For the Six Months Ended		For the Twelve Months Ended	
	September 2008	September 2007	September 2008	September 2007
Beginning of period	$ 950.1	$ 968.5	$ 1,011.6	$ 891.4
Net client cash flows	(38.5)	1.9	(66.7)	38.6
Market performance and other	(69.2)	42.5	(101.8)	83.7
Acquisitions (Dispositions), net	(0.5)	(1.3)	(1.2)	(2.1)
End of period	$ 841.9	$ 1,011.6	$ 841.9	$ 1,011.6

BY DIVISION

	For the Six Months Ended		For the Twelve Months Ended	
Managed Investments	September 2008	September 2007	September 2008	September 2007
Beginning of period	$ 376.6	$ 403.2	$ 411.4	$ 355.7
Net client cash flows	(8.2)	(12.1)	(19.3)	12.7
Market performance and other	(21.5)	20.3	(44.5)	43.1
Acquisitions (Dispositions), net	(0.5)	-	(1.2)	(0.1)
End of period	$ 346.4	$ 411.4	$ 346.4	$ 411.4
Institutional				
Beginning of period	$ 511.4	$ 496.3	$ 530.3	$ 471.4
Net client cash flows	(25.6)	14.4	(37.5)	26.0
Market performance and other	(42.5)	19.6	(49.5)	33.3
Acquisitions (Dispositions), net	-	-	-	(0.4)
End of period	$ 443.3	$ 530.3	$ 443.3	$ 530.3
Wealth Management				
Beginning of period	$ 62.1	$ 69.0	$ 69.9	$ 64.3
Net client cash flows	(4.7)	(0.4)	(9.9)	(0.1)
Market performance and other	(5.2)	2.6	(7.8)	7.3
Acquisitions (Dispositions), net	-	(1.3)	-	(1.6)
End of period	$ 52.2	$ 69.9	$ 52.2	$ 69.9

Note: Immaterial differences may result from the rounding of quarterly amounts.